EXHIBIT 17.3

December 4, 2012

Board of Directors
Firemans Contactors, Inc.
2401 Gravel Dr
Fort Worth, TX 76182

To the Board of Directors,

With much regret I, Scott O’Neal, must hereby resign as a Director of Firemans Contactors Inc., effective immediately due to personal reasons. I truly value the relationships that have been made over the last five years and I wish the Company much success.

Regards,

/s/ Scott O’Neal

Scott O’Neal